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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
43882

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 ___ AND ENDING 12/31/2021 ___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GBM International, Inc. ___

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2700 Post Oak Blvd., Suite 1110 ___

(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jose Macouzet	281-745-9100	macouzet@gbms.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB, P.C. ___

(Name – if individual, state last, first, and middle name)

2950 North Loop West Freeway, Suite 1200	Houston	Texas	77092
(Address)	(City)	(State)	(Zip Code)
11/5/2003		879	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jose Macouzet _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _GBM International, Inc_____, as of _December 31_____, 2021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



GARDENIA ORQUIDEA SALAS
Notary Public, State of Texas
Comm. Expires 03-11-2022
Notary ID 129742787

Notary Public   3/01/2022

Signature: _____

Title: President/General Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GBM INTERNATIONAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
PORTFOLIO INVESTMENTS, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

December 31, 2021

C O N T E N T S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GBM International, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBM International, Inc. as of December 31, 2021, the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GBM International, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GBM International, Inc.'s management. Our responsibility is to express an opinion on GBM International, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GBM International, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of GBM International, Inc.'s financial statements. The supplemental information is the responsibility of GBM International, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in

conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

We have served as GBM international, Inc.'s auditor since 2007.

Houston, TX

March 7, 2022

GBM INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 9,104,081
Deposits held by clearing brokers, restricted	169,424
Receivable from employees	34,600
Receivable from affiliates	483,356
Commissions receivable	41,692
Other assets	78,647
TOTAL CURRENT ASSETS	9,911,800
Deferred tax asset	57,889
Property and equipment, net	4,569
Operating lease, right-of-use-asset	218,828
TOTAL ASSETS	$ 10,193,086

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$ 960,949
State tax payable	4,902
TOTAL CURRENT LIABILITIES	965,851
Lease Liablility	197,040
TOTAL LIABILITIES	1,162,891

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding	-
Additional paid in capital	-
Retained earnings	9,030,195
TOTAL STOCKHOLDER'S EQUITY	9,030,195
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,193,086

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE	
Comission income	$ 10,170,847
Interest and dividends	129,514
Other income, including trading losses	181,685
TOTAL REVENUE	10,482,046
EXPENSES	
Employee compensation and benefits	2,031,389
Clearing, execution and commission fees	2,028,681
Research and terminal usage fees	179,401
General and administrative	1,428,724
Professional fees	467,230
Interest expense	9,558
Depreciation expense	5,470
TOTAL EXPENSES	6,150,453
INCOME BEFORE INCOME TAXES	4,331,593
PROVISION FOR INCOME TAXES	(966,605)
NET INCOME	$ 3,364,988

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2021

BALANCE AT DECEMBER 31, 2020	$	-
Proceeds from subordinated notes		-
Payment of subordinated notes		-
BALANCE AT DECEMBER 31, 2021	$	-

GBM INTERNATIONAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Shares	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2020	725	$ -	$ 9,995,207	$ 9,995,207
Distributions	-	-	(4,330,000)	(4,330,000)
Net income	-	-	3,364,988	3,364,988
BALANCE AT DECEMBER 31, 2021	725	$ -	$ 9,030,195	$ 9,030,195

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,364,988
Adjustments to reconcile net income	
to cash provided by operating activities:	
Depreciation	5,470
Deferred income taxes	(49,706)
Changes in operating assets and liabilities	
Deposits held by clearing brokers, restricted	237,861
Receivable from employees	11,700
Receivable from affiliates	(298,482)
Commissions receivable	(19,548)
Other assets	39,959
Accounts payable and accrued liabilities	(135,510)
State tax liablity	98
Accrued income taxes payable to affiliate	(368,703)
NET CASH PROVIDED BY	
OPERATING ACTIVITIES	2,788,127
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(6,663)
NET CASH USED IN	
INVESTING ACTIVITIES	(6,663)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution	(4,330,000)
NET CASH USED IN	
FINANCING ACTIVITIES	(4,330,000)
NET DECREASE IN CASH AND	
CASH EQUIVALENTS	(1,548,536)
CASH AND CASH EQUIVALENTS, beginning of year	10,652,617
CASH AND CASH EQUIVALENTS, end of year	$ 9,104,081
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest Paid	$ 9,558

The accompanying notes are an integral
part of these financial statements.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer to its customers and conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of Corporativo GBM S.A.B. de C.V. ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as a principal and agent, futures trades as agent, and trades securities for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

During the year ended December 31, 2021, International maintained Securities Clearing Agreements with Pershing LLC ("Pershing"). The agreement with Apex Clearing Corporation, Inc. ("APEX") was terminated and the clearing deposit returned during 2021. Pursuant to the terms of each Agreement, International is required to maintain a certain level of cash or eligible securities on deposit at each clearing firm. At December 31, 2021, International was required to have a cash deposit of $150,000 at Pershing. Should Pershing suffer a loss due to a failure of a customer of International to complete a transaction, International is required to indemnify the applicable clearing firm to the extent of any such loss. At December 31, 2021 there were no such amounts owed to the clearing firm nor did International incur any such loss during the year ended December 31, 2021.

International maintained a similar Agreement with R.J. O'Brien ("RJO") to provide clearing services for International's futures trading activities. The amount of the cash deposit maintained by International at RJO at December 31, 2021 was $10,000. International is required to indemnify RJO to the extent of any loss incurred by RJO due to a failure of a customer of International to complete a transaction.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

At December 31, 2021 there were no such amounts owed to RJO nor did International incur any such loss during the year ended December 31, 2021.

At December 31, 2021, International maintained cash of $158,398 and $10,000 in the clearing deposit account of Pershing and RJO respectively.

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under other income.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI. International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return. International is also subject to certain state income taxes.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are likely to be realized.

International's deferred tax asset represents the tax effects of taxable temporary differences in the book and tax reporting. The taxable temporary differences consist of unrealized gains (losses) on securities, depreciation methods and lives, and accounting treatment of leases.

International is subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined, and was $2,544 for the year ended December 31, 2021.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption other income. There was no net material realized and unrealized foreign currency losses recorded in 2021. For the purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

NOTE 2:   REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue – represents revenue sharing for their clients' purchases and sales of GBM Mexico funds, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. GBM Mexico assists the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission revenue disaggregated by investment product category:

	Twelve Months Ended December 31, 2021
Other commissions	$ 891,028
Options	3,366,808
Equities	5,037,086
Fixed income	617,869
Other income	17,877
12b-1 fees	240,179
Commissions revenue	$ 10,170,847

NOTE 2:   REVENUE RECOGNITION (*Continued*)

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

		Twelve Months Ended December 31, 2021
Sales based		
Other commissions	$	891,028
Options		3,366,808
Equities		5,037,086
Fixed Income		617,869
Other income		17,877
Total sales-based revenue	$	9,912,791
Trailing		
12b-1 fees		
Total trailing revenue	$	240,179
Total Commission revenue		240,179
	$	10,170,847

Other income is generated by interest income from margin accounts, non-purpose loan accounts, firm account revenue, annual fees charged to customers and gains and losses on firm investments.

NOTE 3:   TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the Comisión Nacional Bancaria y de Valores ("CNBV"). However, there were no such transactions entered into during 2021. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico and earns prime brokerage fees from GBM Mexico. Commission, dealer income, and prime brokerage fees earned from GBM Mexico during the year ended December 31, 2021 was $2,555,036. Commissions and fees receivable from GBM Mexico at December 31, 2021 was $201,768. GBM Mexico also charges International for overhead costs.

During the year ended December 31, 2021, International paid for accounting and administrative services to GBM Mexico of $108,000, under the terms of the administrative services agreement.

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded as receivable from or payable to affiliates. As of December 31, 2021, there was a $277,269 receivable from PI, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated federal income tax return.

From time-to-time advances are made to employees by International. At December 31, 2021, a total of $34,600 of employee receivables remained outstanding.

NOTE 4:   NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2021, International had net capital, as defined, of $8,316,968 which was $8,216,968 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was 0.14 to 1.0 at December 31, 2021. International is currently in compliance with these requirements.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule I.

NOTE 5:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2021:

	Estimated Useful Life	
Office Equipment	5 Years	$ 99,295
Vehicles	5 Years	20,441
Leasehold Improvements	Lease term	85,813
Subtotal:		205,549
Less: Accumulated Depreciation		(200,980)
Property and Equipment, net		$ 4,569

NOTE 6:   INCOME TAXES

As of December 31, 2021, the Company's provision for income taxes was as follows:

Federal Provision (Benefit)		
Current	$	1,013,764
Deferred		(49,706)
		964,058
State Provision		
Current		2,547
Total Provision for Income Taxes	$	966,605

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The temporary differences consist of depreciation methods and lives, adjustment for audit fees, and unrealized gains on securities.

The Company did not have unrecognized tax benefits as of December 31, 2021 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2021, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2018 and beyond.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company recognizes a ROU asset and a corresponding lease liability based on the present value of the future lease payments over the lease term at the commencement date.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As most of the Company's leases do not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU measurement was calculated using the fixed scheduled rent payments up to the maturity date of August 2026. The agreement does contain variable rent payments composed of common area maintenance ("CAM"), insurance and utilities. The Company did not elect the practical expedient in ASU 2018-16 and therefore, was able to separate CAM fees as non-lease component. CAM fees are adjusted annually based on the company's pro-rata share of the lessor's expenses to maintain the building. Because the adjustment is not based on an index or market rate, the Company did not include the CAM expenses in its ROU calculation.

The lease agreement does not contain any material residual value guarantees, renewal options or material restrictive covenants.

The Company determines if an agreement is a lease at inception. A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration.

The Company did not recognize ROU assets and lease liabilities for short-term leases and instead records them in a manner similar to operating leases under ASC 840, Leases, lease accounting guidelines. A short-term lease is one with a maximum lease term of 12 months or less and does not include a purchase option or renewal option the lessee is reasonably certain to exercise. The Company has a sixty-eight-month lease for office space located in Houston, TX.

The Company executed a lease renewal of its office space which it will recognize in the financial statements on the commencement date of the lease on January 1, 2021.

NOTE 7:   COMMITMENTS AND CONTINGENCIES (Continued)

Lease Expense

The following table presents the lease expenses as of December 31, 2021:

Operating lease expense	$	58,995
Short-term lease expense		0
Total lease expense	$	58,955

Other Information

 The following table presents supplemental cash flow information and the weighted average rate and term for the operating lease:

Cash paid for amounts included in measurement of the lease liability:	
Operating cash flows from the operating lease	$21,318
ROU asset obtained in exchange for the operating lease liability	$265,720
Weighted-average remaining lease term (years)	4.67
Weighted-average discount rate	7.25%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2021:

2022	64,439
2023	65,892
2024	67,346
2025	68,799
2026	46,512
Total lease payments	312,988
Less: interest	(63,613)
Present value of the lease liability	249,375

NOTE 7:   COMMITMENTS AND CONTINGENCIES (Continued)

Current portion of lease obligation	$ 52,335
Long-term lease obligation	197,040
Total operating lease liability	$249,375

Security Transactions

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. As of December 31, 2021, International has no recorded liabilities with regard to the right. During 2021, International did not pay the clearing brokers any amounts related to these guarantees. International's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

NOTE 8:   CONCENTRATIONS

A portion of International's trading activities, as an agent; involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America. For the year ended December 31, 2021, revenue from one customer represented more than 10% of International's commission. The concentration risk is mitigated through International's client's risk procedures.

NOTE 9:   401(K) PLAN

The Company maintains a 401(k) plan for employees. The 401(k) Plan does not require a mandatory employer contribution but does provide for a discretionary employer contribution. Employer contributions were $26,165 for the year ended December 31, 2021.

NOTE 10:   SUBSEQUENT EVENTS

Subsequent events were evaluated through March 7, 2022 which is the date the financial statements were available to be issued, and noted no significant subsequent events.

SUPPLEMENTAL INFORMATION

GBM INTERNATIONAL, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

Net capital:		
Total stockholder's equity	$	9,030,195
Reductions and charges:		
Nonallowable assets:		
Property and equipment, net		4,569
Receivables from non-affiliates, affiliates and employees		628,617
Other assets		78,647
Total nonallowable assets and charges, net		711,833
Net capital before haircuts on security positions		8,318,362
Haircuts on security positions		1,394
Net capital		8,316,968
Aggregate indebtedness		1,162,891
Percent of aggregate indebtedness to net capital		14%
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of		
aggregate indebtedness or $100,000)	$	100,000
Excess net capital	$	8,216,968

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Reconciliation of net capital to unaudited FOCUS

There is a difference of $137,507 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule	$	8,454,475
Adjustments:		
Final tax and expense accrual adjustments		(137,507)
Net capital per audited schedule	$	8,316,968

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2021 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2021.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of GBM International, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBM International, Inc identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which GBM International, Inc claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) GBM International, Inc. stated that GBM International, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. GBM International, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GBM International, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB

Houston, TX

March 7, 2022

GBM INTERNATIONAL

January 4, 2022

<u>Exemption Report</u>

GBM International Inc.'s Assertions

On behalf of GBM International, Inc., I attest that to the best of my knowledge:

1. GBM International, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions of section (k)(2)(ii) throughout the year ending December 31st, 2021;

2. GBM International, Inc. met the identified exemption provision in SEC Rule 15c3-3 (k)(2)(ii) throughout the year ending December 31st, 2021 without exception.



Jose Macouzet
President and CEO



Tax | Audit | Advisory

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES</u>

Board of Directors of GBM International, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. GBM International, Inc. Management is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7. GBM International, Inc. Management has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31,2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31,2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EEPB

Houston, TX

March 7, 2022

SIPC-7

(36-REV 12/18)

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended **12/31/2021**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
GBM International Inc
2700 Post Oak Blvd, Suite 1110
Houston, Texas 77056
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

2. A. General Assessment (item 2e from page 2) .... $ 12,032

B. Less payment made with SIPC-6 filed (**exclude interest**) .... (8,108)

   7-22-2021

   Date Paid

C. Less prior overpayment applied .... ( )

D. Assessment balance due or (overpayment) 3,924

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ....

F. Total assessment balance and interest due (or overpayment carried forward) .... $ 3,924

G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐ $ 3,924
   Total (must be same as F above)

H. Overpayment carried forward .... $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GBM International Inc

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **31** day of **January**, 20 **22**.

Designated Principal

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,482,046
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	397
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	240,179
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,012,937
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	198,217
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $9,558	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	9,558
Total deductions	2,460,891
2d. SIPC Net Operating Revenues	$ 8,021,552
2e. General Assessment @ .0015	$ 12,032
	(to page 1, line 2.A.)

2

Account	Trace ID	Template ID	Template Name	Type	Value / Send Date	Beneficiary	Amount	Status	Fed Ref No.
████████ 2	202201471133			Domestic	2/1/2022	SIPC	3,924.00 USD	Confirmed	009742

Beneficiary Bank
ID: 021000089
Name: CITIBANK, N.A.
Address: NEW YORK,NY

Bank Reference Number
2221I5000NC14QMZ

External Reference Number
0201MMQFMPNB009742

Beneficiary Information
Account: 30801482

OBI: SIPC7 GBM International

Audit History
Account Validated by: Samantha Eaton 01/31/2022 07:18 PM ET
Initiated by: Samantha Eaton 01/31/2022 07:19 PM ET
Approved by: PAMELA REYNOSO 02/01/2022 01:49 PM ET
Received by: BANK 02/01/2022 01:50 PM ET
Confirmed by: BANK 02/01/2022 02:03 PM ET